Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization

Celerity Energy Partners San Diego LLC	California
Pinpoint Power DR LLC	Massachusetts
Mdenergy, LLC	Connecticut
EnerNOC Ltd.	Ontario
EnerNOC Securities Corporation	Massachusetts